Exhibit 99.1

Second Innate Pharma NK Cell Engager Selected by Sanofi as Drug Candidate for Development

  IPH6401/SAR’514 is a BCMA-targeting NK cell engager using Sanofi’s proprietary CROSSODILE® multi-functional platform. It was developed jointly and benefits from the dual NK targeting of Innate’s ANKETTM proprietary platform
  Selection of IPH6401/SAR’514 triggers a €3M milestone payment to Innate

MARSEILLE, France--(BUSINESS WIRE)--July 21, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that Sanofi has made the decision to progress IPH6401/SAR’514 into investigational new drug (IND)-enabling studies, triggering a €3 million milestone payment.

IPH6401/SAR’514 is a BCMA-targeting NK cell engager using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKETTM (Antibody-based NK cell Engager Therapeutics) proprietary platform. NK cell engagers are an alternative for cancer treatment aiming to offer an improved therapeutic window as compared to bispecific T lymphocyte-engaging formats.

IPH6401/SAR’514 has shown anti-tumor activity and promising drug properties in pre-clinical models. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6401/SAR’514.

“We are pleased that Sanofi has chosen to progress IPH6401/SAR’514 into development, building on our strong partnership which brought the first NKp46-based NK cell engager to the clinic last year,” said Pr. Eric Vivier, DVM-PhD, Chief Scientific Officer at Innate Pharma. “Innate/Sanofi’s collaboration integrating Sanofi's multi-functional CODV format and the dual NK cell targeting based on Innate's multifunctional ANKET platform is creating an entirely new class of molecules to induce synthetic immunity against cancer, which have been designed to belong to the next wave of impactful medicines in immunotherapy.”

This milestone is part of the previously announced research collaboration with Sanofi, under which the companies collaborate on the generation and evaluation of up to two bispecific NK cell engagers, using the ANKET platform from Innate that simultaneously targets two NK activating receptors, NKp46 and CD16, to optimize NK cell activation and Sanofi’s proprietary antibody format as well as anti-tumor target antibodies. In 2021, the companies announced plans to develop IPH6101/SAR’579, which is in Phase 1/2 in relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) and high risk-myelodysplastic syndrome (HR-MDS).

About the Innate-Sanofi agreement:

The Company has a research collaboration and licensing agreement with Sanofi to apply Innate’s proprietary platform to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells now called the ANKET platform.

Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

About ANKETTM:

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

For additional information, please contact:

Investors and Media

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

ATCG Press
Marie Puvieux (France)
Tel.: +33 981 87 46 72
innate-pharma@atcg-partners.com